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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*
                              BHC Financial, Inc.
                                (Name of Issuer)


                        Common Shares, $.001 Par Value
                    -------------------------------------
                         (Title of Class of Securities)

                                   05544W101
                    -------------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement / X / . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                 INITIAL FILING



                                Page 1 of 5 pages

CUSIP NO.   05544W101                 13G                Page 2 of 5 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Fifth Third Bancorp
                      31-0854434

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)   /x/

                                                             (b)   / /


   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ohio corporation

                                  5  SOLE VOTING POWER
           NUMBER OF
            SHARES                      377,677
         BENEFICIALLY
           OWNED BY               6  SHARED VOTING POWER
             EACH
           REPORTING                    0
            PERSON                7  SOLE DISPOSITIVE POWER
             WITH
                                        377,677

                                  8  SHARED DISPOSITIVE POWER

                                        0

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                377,677

   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                NOT APPLICABLE

   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                5.25%

   12  TYPE OF REPORTING PERSON*

                HC


                *SEE INSTRUCTION BEFORE FILLING OUT!
                        Page 2 of 5 pages

BHC Financial, Inc.                                     Page 3 of 5
05544W101

Item 1 (a)       Name of Issuer:

                 BHC Financial, Inc.

Item 1 (b)       Address of Issuer's Principal Executive Office:

                 One Commerce Square
                 2005 Market Street, 12th Floor
                 Philadelphia, PA 19103


Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                 Fifth Third Bancorp
                 38 Fountain Square Plaza
                 Cincinnati, Ohio  45263

Item 2 (d)       Title of Class of Securities:

                 Common Shares, $.001 par value

Item 2 (e)       CUSIP Number:

                 05544W101

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13 (d-1) (b) (ii) (G) of the Exchange Act Rules.

Item 4           Ownership:

                 This report relates to beneficial holdings by Fifth Third Bancorp, through Fifth Third Investment Company, a 100% owned subsidiary, of an aggregate of 377,677 outstanding shares of the Common Stock of BHC Financial, Inc., $.001 par value.

                 The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)     Amount Beneficially Owned:

        The following are held by Fifth Third Investment Company and are deemed to be beneficially owned:

BHC Financial, Inc.                                             Page 4 of 5
05544W101

         Powers:
                                                 No. of Shares
         Full voting; full dispositive                   377,677
         Full voting; shared dispositive                    0
         Full voting; no dispositive                        0
         Shared voting; full dispositive                    0
         Shared voting; shared dispositive                  0
         Shared voting; no dispositive                      0
         No voting; full dispositive                        0
         No voting; shared dispositive                      0

  (b)  Percentage of Class:

       Fifth Third Bancorp has aggregate beneficial ownership of 5.25%.

  (c)  Number of Shares as to which such Person has:

   (i)        Sole Power to Vote or to Direct
              the Vote                                   377,677

   (ii)       Shared Power to Vote or to Direct
              the Vote                                      0

   (iii)      Sole Power to Dispose or to Direct
              the Disposition of                          377,677

   (iv)       Shared Power to Dispose or to Direct
              the disposition of                            0

Item 5        Ownership of Five Percent or Less
              of a Class.

              Not Applicable

Item 6        Ownership of More than Five Percent on Behalf of
              Another Person.

              Not Applicable
Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

              Fifth Third Bancorp, as parent holding company of the subsidiary listed below, has filed this schedule. The subsidiary is filing in accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules.

  List of Banking Subsidiaries    Federal Tax ID Number   Item 3 Classification
  ----------------------------    ---------------------    --------------------
         Fifth Third                   31-1285183                   IV
      Investment Company

BHC Financial, Inc.                                             Page 5 of 5
05544W101

Items 8-9 Not Applicable

Item 10         Certification

   By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1995
- -----------------
Date

THE FIFTH THIRD BANCORP



By:     Neal E. Arnold
   ----------------------

Name:  Neal E. Arnold
       ------------------
Title: Treasurer